ORAL ARRANGEMENTS WITH THE COMPANY

1)	Lease Arrangement

The Company has an oral arrangement with the Director for the use of the Home for current operations which are minimal at no cost until the Company will raise funds pursuant to its registration Statement at which time the Company shall seek other office space for rental .The Company intends to file a copy of any new written lease agreements (with consideration) accordingly, when applicable in its future periodic report filings.

2)	Loan Agreements

The Company has oral arrangements with its Directors who will and have agreed to equally fund the current minimum required funds ( Interest free ) needed to meet the minimum ongoing operations of the Company for a period of not less than the following twelve months .